United States securities and exchange commission logo





                        January 17, 2023

       Elizabeth Lacy
       General Counsel and Corporate Secretary
       Pardes Biosciences, Inc.
       2173 Salk Avenue, Suite 250
       PMB#052
       Carlsbad, CA 92008

                                                        Re: Pardes Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2023
                                                            File No. 333-269192

       Dear Elizabeth Lacy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Jennifer Hitchcock